UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2002

VANTICO GROUP S.A.

(Exact name of Registrant as specified in its charter)

Luxembourg

(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No **X**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

VANTICO GROUP S.A.

FINANCIAL STATEMENTS
FOR THE QUARTER ENDED
MARCH 31, 2002

PART I - FINANCIAL INFORMATION

Item 1 Financial Statements

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions of Swiss francs)

	2002 3 months to March 31	2001 3 months to March 31
Net sales	**384**	**440**
Cost of goods sold	(285)	(313)
Gross profit	**99**	**127**
Selling, general and administrative expenses	(89)	(85)
Research and development	(10)	(11)
Operating income	**---**	**31**
Interest expense	(28)	(27)
Unrealised investment losses	---	(5)
Currency exchange gains/(losses)	5	(2)
Loss before income taxes	**(23)**	**(3)**
Income taxes	(3)	(6)
Net loss	**(26)**	**(9)**

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(in millions of Swiss francs, except share amounts)

	2002 March 31 (Unaudited)	2001 December 31
ASSETS		
Current assets		
Cash and cash equivalents	46	65
Short-term investments	41	41
Accounts receivable, net	284	258
Inventories, net	261	262
Prepayments and other current assets	51	40
Total current assets	**683**	**666**
Property, plant and equipment, net	659	681
Goodwill, net	88	34
Other intangible assets, net	198	256
Other long-term assets	230	235
Total assets	**1,858**	**1,872**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	171	148
Short-term debt	66	64
Accruals and other current liabilities	154	207
Total current liabilities	**391**	**419**
Long-term debt	985	943
Deferred income taxes	44	45
Other long-term liabilities	126	124
Total liabilities	**1,546**	**1,531**
Shareholders' equity		
Share capital (authorized and issued - 247,200,000 ordinary shares of CHF 2.50 each)	618	618
Retained deficit	(265)	(239)
Accumulated other comprehensive loss	(41)	(38)
Total shareholders' equity	**312**	**341**
Total liabilities and shareholders' equity	**1,858**	**1,872**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of Swiss francs)

	Share capital	Retained deficit	Accumulated other comprehensive loss, net of tax	Total
Audited				
At December 31, 2000	**618**	**(70)**	**(13)**	**535**
Net loss	---	(169)	---	(169)
Minimum pension liability	---	---	(5)	(5)
Currency translation adjustments	---	---	(13)	(13)
Adoption of SFAS 133	---	---	(5)	(5)
Net loss on cash flow hedging derivative instruments	---	---	(2)	(2)
At December 31, 2001	**618**	**(239)**	**(38)**	**341**
Unaudited				
Net loss	---	(26)	---	(26)
Currency translation adjustments	---	---	(7)	(7)
Net gain on cash flow hedging derivative instruments	---	---	4	4
At March 31, 2002	**618**	**(265)**	**(41)**	**312**

See Notes to Consolidated Financial Statements

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Swiss francs)

	2002 3 months to March 31	2001 3 months to March 31
Cash flows from operating activities		
Net loss	(26)	(9)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	22	21
Other, net	(5)	14
Net changes in operating assets and liabilities	(52)	(61)
Net cash used in operating activities	**(61)**	**(35)**
Cash flows from investing activities		
Capital expenditures	(18)	(13)
Proceeds from sale of fixed assets	2	---
Acquisition of business, net of cash acquired	(2)	4
Loans and other assets	---	7
Net cash used in investing activities	**(18)**	**(2)**
Cash flows from financing activities		
Decrease in short-term debt, net	(4)	(16)
Proceeds from long-term debt	65	25
Net cash provided by financing activities	**61**	**9**
Effect of exchange rate changes on cash and cash equivalents	(1)	(1)
Net decrease in cash and cash equivalents	**(19)**	**(29)**
Cash and cash equivalents, beginning of period	65	163
Cash and cash equivalents, end of period	46	134

See Notes to Consolidated Financial Statements

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Swiss francs)

	2002 3 months to March 31	2001 3 months to March 31
Net loss	(26)	(9)
Other comprehensive income/(losses) net of tax:		
Currency translation adjustments	(7)	(9)
Adoption of SFAS 133	---	(5)
Net gain/(loss) on cash flow hedging derivative instruments	4	(3)
Comprehensive loss	**(29)**	**(26)**
	========	========

See Notes to Consolidated Financial Statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs)

1. Basis of combination and presentation

On May 31, 2000, Vantico International S.A. (a wholly owned subsidiary of Vantico Group S.A.) acquired the Performance Polymers Business of Ciba Specialty Chemicals Holding Inc. as a purchase of assets and shares. Vantico Group S.A. and Vantico International S.A. were incorporated in Luxembourg as special purpose holding companies for the purpose of acquiring and holding an investment in the business.

The accompanying unaudited interim financial statements as of March 31, 2002, and for the three months ended March 31, 2002 and 2001, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) but do not include all of the disclosures required by US GAAP for annual consolidated financial statements and as such should be read in conjunction with the Company's most recently filed Annual Report on Form 20-F. In the opinion of management, the interim financial statements reflect all adjustments considered necessary for a fair statement of the information therein, and all such adjustments are of a normal recurring nature.

The accompanying unaudited consolidated financial statements include the assets, liabilities, results of operations and cash flows attributable to Vantico Group S.A. and its wholly owned and majority owned subsidiaries.

Results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002.

For further information, see the Company's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report on Form 20-F for the period ended December 31, 2001.

2. Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These management estimates include, among others, an allowance for doubtful receivables and obsolete and slow moving inventories, estimates of future cash flows associated with assets, asset impairments, and useful lives for depreciation and amortization, loss contingencies, environmental remediation and compliance, income taxes and valuation allowances for deferred tax assets, and the determination of discount and other rate assumptions for pension obligations. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results ultimately may differ materially from those estimates.

3. Accounting changes

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). They also issued Statement of Financial Accounting Standards No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets ("SFAS 143"), and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), in June and August 2001, respectively.

SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS 141 superseded APB Opinion No. 16, Business Combinations, and Statement of Financial Accounting Standards No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises and is effective for all business combinations initiated after June 30, 2001. The requirements of the standard had no effect on the Company's results or financial position for the three months ended March 31, 2002 and the year ended December 31, 2001.

SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS 142, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives but will be required to subject these assets to periodic testing for impairment. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets, effective for fiscal years beginning after December 15, 2001. The Company has adopted the provisions of SFAS 142 with effect from January 1, 2002 and reclassified CHF 63 million (CHF 56 million, net of accumulated amortization) of other intangibles (workforce), to goodwill, consistent with the identification of other intangible assets under SFAS 142. See further disclosure of SFAS 142 in note 6 to the financial statements. In addition, SFAS No. 142 requires completion of a transitional goodwill impairment test within six months from the date of adoption. It establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Any goodwill impairment loss during the transition period will be recognized as the cumulative effect of a change in accounting principle. Subsequent impairments, if any, will be recorded in operations. As part of its effort to implement SFAS No. 142, the Company is in the process of completing the transitional impairment test.

The goodwill arising upon the Company's acquisition of the Agomet® and Atlas® Adhesives and Tooling business of the Degussa Business Unit, Röhm Specialty Acrylics, completed on July 15, 2001 was not amortized, in accordance with the provisions of SFAS 142.

SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company is currently evaluating the provisions of SFAS 143 but expects that the provisions of SFAS 143 will not have a material impact on its consolidated results of operations and financial position upon adoption.

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. The Company has adopted the provisions of SFAS 144 but expects that the provisions of SFAS 144 will not have a material impact on its consolidated results of operations and financial position.

4. Income taxes

The effective rate of tax of Vantico Group S.A. and its subsidiary companies differs from the Luxembourg statutory tax rate. This is principally attributable to valuation allowances on deferred tax assets, tax free income, non-deductible expenses and the effect of differences in overseas tax rates.

5. Inventories

	2002 March 31	2001 December 31
Raw materials	54	49
Work in process and finished goods	223	231
Allowance for obsolete and slow moving inventories	(16)	(18)
	261	**262**

6. Goodwill and other intangible assets

The following table provides pro forma results for the three months ended March 31, 2001, as compared with the actual results for the three months ended March 31, 2002, as if the provisions of SFAS 142 regarding recognition of other intangible assets and non-amortization of goodwill had been applied.

	2002 3 months to March 31	2001 3 months to March 31
Reported net loss	(26)	(9)
Adjustments:		
Goodwill and workforce amortization, net of tax	---	1
Adjusted net loss	**(26)**	**(8)**

The following table provides information on the Company's goodwill and other intangible assets.

	2002 March 31			2001 December 31		
Goodwill	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Goodwill	36	(4)	32	38	(4)	34
Workforce, net of tax **(1)**	63	(7)	56	---	---	---
Adjusted Goodwill	**99**	**(11)**	**88**	**38**	**(4)**	**34**
Other Intangible Assets						
Trade names and marks	174	(11)	163	174	(10)	164
Patents	40	(5)	35	40	(4)	36
Workforce, net of tax **(1)**	---	---	---	63	(7)	56
Other Intangible Assets	**214**	**(16)**	**198**	**277**	**(21)**	**256**

(1) In accordance with the provisions of SFAS 142, the Company has reclassified Workforce from Other Intangible assets to Goodwill. The asset with effect from January 1, 2002, will no longer be amortized.

Amortization expense for other intangible assets was CHF 2 million for the three months ended March 31, 2002, compared with CHF 3 million for the three months ended March 31, 2001. The estimated amortization expense for 2002 and the five succeeding fiscal years is as follows:

Year	Estimated Amortization Expense
2002	8
2003	8
2004	9
2005	8
2006	8
2007	9

7. Long-term debt

	2002 March 31	2001 December 31
Senior Credit Facilities (a)	620	614
12% Senior Notes due 2010 (b)	366	372
Bridge loan (c)	25	---
Bridge loan due to parent (c)	25	---
Other	---	8
	1,036	994
Less current portion of long-term debt	(51)	(51)
Total long-term debt	**985**	**943**
	========	========

a) Vantico International S.A. and certain of its subsidiaries entered into a bank credit agreement. The Senior Credit Facilities comprise:

(i) a senior collateralized term loan in the maximum principal amount of CHF 450 million that matures on June 30, 2007 and is repayable in semi-annual instalments (the "Term A Loan Facility");

(ii) a senior collateralized term loan in the maximum principal amount of CHF 95 million that matures on June 30, 2008 and is repayable in semi-annual instalments (the "Term B Loan Facility");

(iii) a senior collateralized term loan in the maximum principal amount of CHF 80 million that matures on June 30, 2009 and is repayable in semi-annual instalments (the "Term C Loan Facility");

(iv) a senior collateralized restructuring loan in the maximum principal amount of CHF 75 million (reduced to CHF 49 million on August 24, 2001) that is available until December 31, 2002 and matures on December 31, 2004 (the "Restructuring Facility"); and

(v) a multi-currency revolving loan and guarantee facility in the maximum principal amount of CHF 100 million (the "Revolving Credit Facility").

As of March 31, 2002, CHF 620 million was drawn down under the Senior Credit Facilities denominated in Euro 180 million, US$ 185 million and CHF 49 million, of which CHF 404 million was drawn down under the Term A Loan Facility, CHF 88 million under the Term B Loan Facility, CHF 79 million under the Term C Loan Facility and CHF 49 million under the Restructuring Facility. As of March 31, 2002, approximately CHF 68 million of the Revolving Credit Facility was utilized in the form of guarantees for short-term borrowing facilities of subsidiary companies, of which CHF 13 million had been drawn down under local facilities and is included in short-term debt.

b) On August 1, 2000, Euro 250 million 12% Senior Notes 2010 were issued. The Senior Notes are senior non-collateralized and subordinated debt obligations and interest is payable on the notes semi-annually on February 1, and August 1, commencing February 1, 2001.

c) On February 1, 2002, the Company and its parent, Vantico Holding S.A., entered into a Bridge Facility with affiliates of the principal shareholder, Morgan Grenfell Private Equity. On February 5, 2002, the Company drew down Euro 17 million (CHF 25 million) under the Bridge Facility and on March 13, 2002, Vantico Holding S.A. drew down an additional Euro 17 million (CHF 25 million). The total proceeds of CHF 50 million were contributed to the Company's principal subsidiary, Vantico International S.A. The bridge facility is an unsecured loan which carries an interest rate equal to Euro LIBOR + 1% and has a maturity linked to the receipt of proceeds from a proposed refinancing.

8. Business segment data

	2002 3 months to March 31	2001 3 months to March 31
Net sales		
Polymer Specialties	289	337
Optronics	20	28
Adhesives and Tooling	75	75
Total net sales	**384**	**440**
Operating income		
Polymer Specialties	29	50
Optronics	(3)	3
Adhesives and Tooling	10	17
Unallocated charges and fair value adjustments	(36)	(39)
Total operating income	**---**	**31**

Unallocated charges and fair value adjustments comprise all corporate related items, certain other expenses not allocated to reportable business segments, and fair value adjustments arising from the application of purchase accounting. The charge in the three months ended March 31, 2002 amounted to CHF 36 million, and comprised CHF 29 million of corporate and other related items (CHF 29 million for the three months ended March 31, 2001), nil corporate reorganization costs (CHF 2 million for the three months ended March 31, 2001), and CHF 7 million additional depreciation and amortization arising from the application of purchase accounting (CHF 8 million for the three months ended March 31, 2001).

Item 2 Operating and Financial Review and Prospects

Disclosure Regarding Forward-Looking Information

The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of Vantico Group S.A. and its subsidiaries. *This section covers the current performance and outlook of the Company and each of its operating* segments. The forward-looking statements contained in this section and in other parts of this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized.

Critical Accounting Policies

The critical accounting policies of the Company, included in the Annual Report on Form 20-F for the period ended December 31, 2001, have been consistently applied during the three months ended March 31, 2002.

Consolidated Income Statement Data
(in millions of Swiss francs)

	2002 3 months to March 31	2001 3 months to March 31
Net sales		
Polymer Specialties	289	337
Optronics	20	28
Adhesives and Tooling	75	75
Total net sales	**384**	**440**
Cost of goods sold	(285)	(313)
Gross profit	99	127
Selling, general and administrative expenses	(89)	(85)
Research and development	(10)	(11)
Operating Income	**---**	**31**
Operating income by business segment		
Polymer Specialties	29	50
Optronics	(3)	3
Adhesives and Tooling	10	17
Unallocated charges & fair value adjustments	(36)	(39)
Total operating income	**---**	**31**

Comparative Results of Operations for the Three Months Ended March 31, 2002 and March 31, 2001

Net Sales

Net sales were CHF 384 million for the three months ended March 31, 2002, a decrease of CHF 56 million, or 13%, over net sales of CHF 440 million for the same period in 2001. This decrease was primarily a result of lower volumes across all three business segments, coupled with sales price pressure in commodity markets.

Polymer Specialties

Net sales of Polymer Specialties were CHF 289 million for the three months ended March 31, 2002, a decrease of CHF 48 million, or 14%, against net sales of CHF 337 million for the same period in 2001. The decrease was primarily due to lower volumes, particularly in our structural composites aerospace business and our coatings basic resins business. Our basic resins business is currently experiencing significant price pressure on most high volume products.

Optronics

Net sales of Optronics were CHF 20 million for the three months ended March 31, 2002, a decrease of CHF 8 million, or 29%, against net sales of CHF 28 million for the same period in 2001, The decrease was principally due to lower volumes in our printed wiring board business, although March did see a significant increase in volumes, month on month. Sales price pressure continues in volume markets.

Adhesives and Tooling

Net sales of Adhesives and Tooling were CHF 75 million for the three months ended March 31, 2002, and the three months ended March 31, 2001. Although our adhesives business has outperformed 2001, this has been offset by lower sales in our tooling business. Our U.S. market was particularly impacted by a delay in the settlement with 3D Systems Inc. for stereolithography tooling products which was completed on April 22, 2002.

Gross Profit

Gross profit is net sales less cost of goods sold. Cost of goods sold is comprised of raw materials costs, labor costs and other fixed costs incurred in the production process, unabsorbed production costs, transportation costs prior to final distribution, and duty. Gross profit was CHF 99 million for the three months ended March 31, 2002, a decrease of CHF 28 million, or 22%, over the same period in 2001. Gross profit margin decreased to 26% in the three months ended March 31, 2002 compared to 29% in the same period in 2001.

The decrease in gross profit margin was primarily due to sales price pressure experienced in our basic resins business and lower plant utilization levels as a result of lower volumes across all three business segments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses comprises marketing costs, the costs of distribution to the customer and direct overhead costs borne by the business segments. Selling, general and administrative expenses were CHF 89 million for the three months ended March 31, 2002, an increase of CHF 4 million, or 5%, from CHF 85 million in the same period in 2001. The increase was principally due to certain costs following on from the implementation of new information systems in the fourth quarter of 2001 and additional operating costs of these new independent information systems as compared with the Ciba service charge for the first three months of 2001.

Research and Development

Research and development costs were CHF 10 million for the three months ended March 31, 2002, and compared to CHF 11 million in the same period in 2001, unchanged at 3% of net sales.

Operating Income

Operating income was Nil for the three months ended March 31, 2002, a decrease of CHF 31 million, as compared to the same period in 2001. The decrease was primarily due to significantly lower sales volumes across all three business segments coupled with price pressure in commodity markets in which the Company operates. These factors contributed to a reduction in gross profit of CHF 28 million in the three months ended March 31, 2002, supplemented by an increase of CHF 3 million in operating costs.

Operating Income by Business Segment

The Company evaluates the performance of its reportable business segments based on operating income before all corporate related items, fair value adjustments arising from the application of purchase accounting, restructuring and special charges, and certain other net expenses not allocated to reportable business segments.

Polymer Specialties

Operating income from Polymer Specialties was CHF 29 million for the three months ended March 31, 2002, a decrease of CHF 21 million, over CHF 50 million for the same period in 2001. The decrease was due primarily to the effect of lower sales volumes across most markets and sales price pressure in the high volume basic resins business.

Optronics

Operating loss from Optronics was CHF 3 million for the three months ended March 31, 2002, a decrease of CHF 6 million, over CHF 3 million operating income for the same period in 2001. The decrease was due primarily to significantly lower sales volumes, coupled with sales price pressure in volume-driven markets

Adhesives and Tooling

Operating income from Adhesives and Tooling was CHF 10 million for the three months ended March 31, 2002, a decrease of CHF 7 million, over CHF 17 million in the same period in 2001. The decrease was as a result of losses recognized under the terms of settlement agreement with 3D Systems Inc. for the buy-back of stereolithography products and unsettled sales of such products during the three months ended March 31, 2002, ahead of the settlement in April 2002.

Interest Expense

In the three months ended March 31, 2002, interest expense was CHF 28 million, compared with CHF 27 million for the same period in 2001. The interest expense relates to long-term debt raised to finance the acquisition of the performance polymers business from Ciba SC.

Unrealized Investment Losses

We recognized an unrealized holding gain of Nil for the three months ended March 31, 2002 (CHF 5 million loss for the three months ended March 31, 2001) in respect of our investment in 3D Systems Corporation, a U.S. listed company, which is accounted for as a trading security and recorded at its fair market value in the income statement. The majority of this investment (1.55 million shares of common stock) was delivered to 3D Systems Inc. on April 22, 2002, under the terms of the settlement agreement, disclosed more fully under Part II, Item 1 "Legal Proceedings".

Currency Exchange Gains

Currency exchange gains principally arise from the re-translation of the element of the debt structure that is not denominated in the Company's reporting currency of Swiss francs. In the three months ended March 31, 2002, currency exchange gains were CHF 5 million compared to a CHF 2 million loss in the same period of 2001.

Income Taxes

The effective rate of tax of Vantico Group S.A. and its subsidiary companies differs from the Luxembourg statutory tax rate. This is principally attributable to valuation allowances on deferred tax assets, tax free income, non-deductible expenses and the effect of differences in overseas tax rates.

Debt and Commitments

At March 31, 2002, we had short-term debt of CHF 66 million owed to third parties and long-term debt of CHF 985 million.

Long-term debt raised in connection with the acquisition of the Performance Polymers Business of Ciba S.C. is principally drawn down under the Senior Credit Facilities, CHF 620 million (short-term portion CHF 51 million), denominated in Euro (€ 180 million), U.S. Dollars (US$ 185 million) and Swiss Francs (CHF 49 million), to provide a better match of debt currencies to cash flow.

On August 1, 2000, Euro 250 million 12% Senior Notes 2010 were issued. The notes bear interest at 12% per annum, which is payable semi-annually on February 1 and August 1 commencing February 1, 2001.

We are obligated to repay the three term loans which are fully drawn under the Senior Credit Facility, by June 30, 2007, June 30, 2008 and June 30, 2009, respectively. In July, 2000 we hedged our interest rate exposure under the Senior Credit Facilities by no less than 70% of the principal amount outstanding under the term loans for at least three years.

Our primary sources of liquidity are cash flow from operations and borrowings under existing credit facilities. As at March 31, 2002, approximately CHF 68 million of Revolving Credit Facilities were utilized in the form of guarantees for short-term borrowing facilities of subsidiary companies, leaving CHF 32 million available to us for borrowing under the facility. The availability under the revolving credit facility along with CHF 15 million of local facilities, CHF 25 million of stand-by facility under the bridge loan and cash and cash equivalents of CHF 46 million, provides total liquidity of CHF 118 million, as at March 31, 2002. We believe that cash generated from our operations, together with available borrowings under the Senior Credit Facilities and Bridge Facility, will be adequate to meet anticipated future requirements for working capital, capital expenditure and scheduled payments of principal and interest on our indebtedness for our present requirements. Subject to certain exceptions, we are obligated to use any proceeds we receive from divestitures, first to repay any outstanding debt under the Senior Credit Facilities.

Liquidity and Capital Resources

Cash Flows

The Company's cash flows for the three months ended March 31, 2002 comprise net cash used in operating activities of CHF 61 million, net cash used in investing activities of CHF 18 million, and net cash provided by financing activities of CHF 61 million, resulting in a net cash position of CHF 46 million at March 31, 2002, being a net decrease in cash of CHF 19 million, after the negative effect of CHF 1 million arising from exchange rate movements.

The negative cash flows from operating activities for the three months ended March 31, 2002 of CHF 61 million, primarily arose through an increase of accounts receivables (a result of low sales during December, 2001), in addition to cash outflows in respect of business reorganization activities during 2001. Historically, cash flow from operating activities has fluctuated period to period due to the uneven timing of customer receipts and the build up of inventories.

The net cash used in investing activities of CHF 18 million primarily arises through capital expenditures, largely relating to the settlement of approximately CHF 10 million of expenditures incurred during the twelve months ended December 31, 2001. This was partially offset by positive cash flows from fixed asset disposals. The final instalment of CHF 2 million on our acquisition of the Agomet® and Atlas®, adhesives and tooling business from Rőhm was also paid during the three months ended March 31, 2002.

The net cash provided by financing activities of CHF 61 million arises through the draw down of CHF 15 million under the Restructuring Facility and CHF 50 million under the Bridge Facility, offset by repayments of short-term debt CHF 4 million.

Capital Expenditures

We currently expect to spend approximately CHF 30 million in capital expenditures in the next year. This expenditure will be used for maintenance of production sites and to implement our business strategy regarding operations and health and safety and is in addition to the capital expenditure settlements currently being made for commitments during 2001. The expenditure will be funded through internally generated cash flow.

Item 3 Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in raw materials prices and the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates as well as raw material prices. Prior to the acquisition of the performance polymers business of Ciba S.C., Ciba S.C. provided all treasury functions to the business. The objective of our financial risk management strategy is to protect us against significant unfavorable changes in financial markets and thus help us secure profitability. Funding and management of the financial risks is the responsibility of our Group Treasurer, who reports directly to the Chief Financial Officer.

We cannot predict how successful our risk management strategy will be and whether it will result in increases or decreases in our market risk exposure in the future. As part of the acquisition of the performance polymers business of Ciba S.C., however, we have incurred significant amounts of debt in various currencies, which may expose us to certain interest rate and exchange rate risk. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country, commodity, credit and legal risks, and are not represented in the following analyses.

Interest Rate Risk

Our borrowings as of March 31, 2002 are denominated in Euro 464 million (65% of total borrowings), U.S. dollars 185 million (29% of total borrowings), Swiss Francs 49 million (5% of total borrowings) and immaterial amounts in other currencies, representing (1% of total borrowings) with both fixed and floating rates of interest. We expect to actively monitor our interest rate exposure on these borrowings. The 12% Senior Notes due 2010 are fixed-rate and denominated in Euro. We are obligated to hedge our interest rate exposure under the Senior Credit Facilities by no less than 70% of the principal amount outstanding on the (CHF 625 million) facility under the term loans, for at least three years. In July 2000, Vantico International entered into two amortizing interest rate swap agreements, one each in Euro and U.S. dollars and three swaption agreements. The swaps are for a period of two years (with current notional principals of Euro 137 million and US$ 122 million) supplemented by swaptions for year three (two with notional principal of Euro 65 million and another of US$ 114 million). The swaps carry fixed interest rates payable of 5.16% and 7.00% for the Euro and U.S. dollar contracts, respectively, whilst receiving three month Euribor and USD Libor. The swaptions carry fixed interest rates payable of 5.35% and 7.25% for the Euro and U.S. dollar contracts, respectively, and also receive three month Euribor and USD Libor. The fair market value of interest rate swaps and swaptions as of March 31, 2002 was CHF (3) million. If interest rates fall, the fair value of our fixed-rate debts denominated in Euro and U.S. dollars will increase, and we would not benefit to the full extent from any opportunity to borrow at lower rates after an interest rate decrease. An estimated hypothetical negative effect of 100 basis point (or one percent per year) increase in interest rates would result in an increase in interest expense per year of CHF 3 million with the hedging agreements in place and CHF 7 million without the hedging agreements in place, based on our debt position as of March 31, 2002.

Price Volatility of Raw Materials

There has historically been fluctuation in raw material prices in Polymer Specialties due to volatile prices in feedstocks, which drive prices of the key raw materials. However, we have in place a number of long-term co-producer supply contracts that dampen the impact of the volatility of raw material prices. In addition, longer-term increases in raw material costs can over time be passed on to the customer through higher sales prices aided by the transparency of price movements in key raw material markets.

Currency Exchange Risk

We face currency exchange risk as the denomination of our revenues does not exactly match the denomination of our costs, our capital expenditures and our debt service obligations. For example, our liabilities under the Senior Credit Facilities have repayment obligations in Euro and U.S. dollars and the Senior Notes are denominated in Euro. Our policy with regard to currency exchange risk is to naturally hedge to the extent possible by matching revenues with costs and assets with liabilities in various currencies. For example, we have incurred debt expense payments in currencies in proportion to the currencies of our revenues. We may consider hedging the risk of exchange rate fluctuations, provided we can obtain hedging arrangements on commercially satisfactory terms. As of March 31, 2002, we have not entered into any such hedging arrangements. Accordingly, movements in currency exchange rates may have an adverse effect on our ability to service our obligations and, thus, our financial condition and results of operations. The Swiss franc appreciated approximately 2% against the Euro during the first three months of 2002 as compared to a 1% depreciation during the same period in 2001. The Swiss franc has appreciated approximately 1% against the U.S. dollar during the first three months of 2002 as compared to a depreciation of 3% during the same period in 2001. An estimated hypothetical 10 percent depreciation of the Swiss franc against other currencies would result in an increase in debt obligations of CHF 101 million as of March 31, 2002 and an increase in interest expense of CHF 2 million for the three months ended March 31, 2002.

PART II

Item 1 Legal Proceedings

Vantico and 3D Systems Corporation (3D) have settled arbitral proceedings before The International Court of Arbitration of the International Chamber of Commerce. The settlement agreement, dated March 19, 2002, required the Company to pay 3D US$ 22 million (CHF 37 million equivalent), which could be satisfied at the election of the Company in cash or the delivery of 1.55 million shares of 3D common stock or a combination thereof. On April 22, 2002, the Company settled with 3D under the terms of the settlement agreement by electing to deliver 1.55 million shares of 3D common stock. Under the terms of the settlement agreement, Vantico Inc. additionally purchased approximately CHF 1 million of saleable inventory from 3D. The Company and its subsidiaries have subsequently sold all remaining interest in 3D.

Taiyo raised a claim against Vantico for infringement of patent rights which were unknown to Vantico at the time of acquisition from Ciba. Since the time of the alleged infringement, Vantico has entered into a license agreement with Taiyo covering both back-dated and future royalties. Vantico is currently seeking to recover costs associated with the license agreement from Ciba S.C.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.

May 28, 2002

Kenneth Greatbatch
Chief Financial Officer